Exhibit 2

Group Secretariat

Level 20, 275 Kent Street

Sydney NSW 2000 Australia

Phone +61 (0)2 8219 8990

Facsimile + 61 (0)2 8253 1215

Company Announcements Platform

ASX Limited

20 Bridge Street

SYDNEY NSW 2000

3 May 2013

Dear Sir / Madam

2013 INTERIM ORDINARY DIVIDEND AND SPECIAL DIVIDEND

Amount and payment date

The Board of Westpac Banking Corporation (Westpac) today announced in its interim 2013 results announcement that it has determined to pay an interim dividend for the half year ended 31 March 2013 of 86 cents per fully paid ordinary share and a special dividend for the half year ended 31 March 2013 of 10 cents per fully paid ordinary share, on 2 July 2013.

The dividends will be 100% franked with Australian franking credits.

New Zealand imputation credits per fully paid ordinary share of 8 cents per share (NZD 0.08) will attach to the interim dividend and 0.9 cents per share (NZD 0.009) will attach to the special dividend.

Record date

The interim dividend and special dividend will be paid to all holders of Westpac ordinary shares who are registered on the share register at 5:00 pm on 17 May 2013 (or, for holders of American Depositary Receipts, 5:00 pm on 16 May 2013 in New York).

Ex-dividend date

The ex-dividend date is 13 May 2013.

Dividend Reinvestment Plan (DRP)

The Westpac Board has determined that the DRP will operate as follows for the 2013 interim and special dividends:

•                 Westpac will arrange for the purchase of shares and, in the event of any shortfall, new shares will be issued, to satisfy the DRP;

•                 the Market Price at which shares are allocated under the DRP will not include a discount; and

•                 the pricing period for setting the Market Price will be the 20 trading days commencing 21 May 2013.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

The DRP discount, price and whether to satisfy the DRP by arranging for the purchase of shares or the issue of new shares are considered before each dividend payment and the DRP terms that will apply to future dividends will be announced to the ASX at the relevant times.

A complete copy of the DRP terms and conditions can be found within the Shareholder Information section of Westpac’s website at www.westpac.com.au/investorcentre.

Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must do so by 5.00pm (Sydney time) on 17 May 2013, which is the record date for the 2013 interim and special dividends. Shareholders can provide these instructions by:

•                  Logging into the Westpac share registrar’s (Link Market Services Limited (Link)) website at www.linkmarketservices.com.au and electing into the DRP or amending their existing instructions online. Note: amendments online can only be effected for holdings with a market value of less than $50,000; or

•                  Completing and returning a DRP Application or Variation form to Link. A copy of this form can be obtained from Link’s website or by telephoning Link on +61 1800 804 255.

Yours sincerely

Tim Hartin

Group Company Secretary

WESTPAC BANKING CORPORATION ABN 33 007 457 141